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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                META GROUP, INC.
                       (Name of Subject Company (Issuer))
                            ------------------------

                                META GROUP, INC.
                       (Name of Filing Person (Offeror))
                            ------------------------

      OPTIONS UNDER THE META GROUP, INC. SECOND AMENDED AND RESTATED 1995 STOCK PLAN TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE, HAVING
 AN EXERCISE PRICE IN EXCESS OF $12.00 HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

                         (Title of Class of Securities)
                            ------------------------

                                  591002 10 0
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                            ------------------------

                              JOHN A. PIONTKOWSKI
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                META GROUP, INC.
                                208 HARBOR DRIVE
                          STAMFORD, CONNECTICUT 06912
                                 (203) 973-6995

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

             BRUCE J. GROBE                AND    MICHAEL GRUNDEI
SENIOR VICE PRESIDENT AND GENERAL COUNSEL        WIGGIN & DANA LLP
            META GROUP, INC.                    400 ATLANTIC STREET
            208 HARBOR DRIVE                    STAMFORD, CT 06901
       STAMFORD, CONNECTICUT 06912                (203) 363-7600
             (203) 973-6956

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
                  $21,761,911                                       $4,352.38

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,079,064 shares of common stock of META Group, Inc. having an aggregate value of $21,761,911 as of September 19, 2001 will be exchanged pursuant to this Offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the exercise price of such option. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing party:                       Not applicable.
Date filed:                         Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third party tender offer subject to        /X/  issuer tender offer subject to
     Rule 14d-1.                                     Rule 13e-4.
     / /  going-private transaction subject to       / /  amendment to Schedule 13D under
     Rule 13e-3.                                     Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /
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The information in the Offer to Exchange, dated September 19, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item  7. (d)    Not applicable.

Item  8. (a)    Not applicable.

Item  9. (a)    Not applicable.

Item 10. (a)    The financial information set forth in the Company's Annual
                Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, is incorporated herein by reference and is being delivered to Eligible Employees together with the Offer. The financial information set forth in the Company's quarterly report on Form 10-Q for the period ended
                June 30, 2001 as filed by the Company with the SEC on August 14, 2001, is incorporated herein by reference and is being delivered to Eligible Employees together with the Offer.

       (b)    Not applicable.

Item 11. (b)    Not applicable.

Item 12. Exhibits.

    (a) (1) Offer to Exchange dated September 19, 2001.

       (2) Form of Letter of Transmittal.

       (3) Form of Notice to Withdraw Tender.

       (4) Form of Letter to Eligible Option Holders.

       (5) Form of Letter to Tendering Option Holders.

       (6) META Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001 and incorporated herein by reference.

       (7) META Group, Inc. quarterly report on Form 10-Q for the period ended June 30, 2001 as filed by the Company with the SEC on August 14, 2001 and incorporated herein by reference.

    (b) Not applicable.

    (d) (1) META Group, Inc. Second Amended and Restated 1995 Stock Plan

       (2) Form of Incentive Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

       (3) Form of Non-Qualified Stock Option Agreement pursuant to the META Group, Inc. Second Amended and Restated 1995 Stock Plan.

    (g) Not applicable.

    (h) Not applicable.

Item 13. Information Required by Schedule 13E-3

    (a) Not applicable.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       META GROUP, INC.

                                                       By:           /s/ JOHN A. PIONTKOWSKI
                                                            -----------------------------------------
                                                                       John A. Piontkowski
                                                                    SENIOR VICE PRESIDENT AND
                                                                     CHIEF FINANCIAL OFFICER

Date: September 19, 2001

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)                  Offer to Exchange, dated September 19, 2001.

(a)(2)                  Form of Letter of Transmittal.

(a)(3)                  Form of Notice to Withdraw Tender.

(a)(4)                  Form of Letter to Eligible Option Holders.

(a)(5)                  Form of Letter to Tendering Option Holders.

(a)(6)                  META Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the SEC on April 2,
                        2001 and incorporated herein by reference.

(a)(7) META Group, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001 as filed with the SEC on August
                        14, 2001 and incorporated herein by reference.

(d)(1)                  META Group, Inc. Second Amended and Restated 1995 Stock
                        Plan.

(d)(2)                  Form of Incentive Stock Option Agreement pursuant to the
                        META Group, Inc. Second Amended and Restated 1995 Stock
                        Plan.

(d)(3)                  Form of Non-Qualified Stock Option Agreement pursuant to the
                        META Group, Inc. Second Amended and Restated 1995 Stock
                        Plan.